SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b) (Amendment No. 9)[1]

Telephone and Data Systems, Inc.

(Name of Issuer)

Common Shares, $0.01 par value

(Title of Class of Securities)

879433100

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

      [1]          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the
Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 879433100		Page 2 of 5 Pages

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Trustees under The Voting Trust under Agreement dated June 30, 1989

2.	Check the Appropriate Box If a Member of Group*	(a) [X] (b) [_]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number Of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power Not Applicable

6.	Shared Voting Power – 6,221,759 Series A Common Shares which have ten votes per share on all matters and are convertible on a share-for-share basis into Common Shares, and are held by the reporting persons as trustees of a Voting Trust.

	7.	Sole Dispositive Power Not Applicable

	8.	Shared Dispositive Power Not Applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person Same as 6

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares* Not Applicable

11.	Percent of Class Represented by Amount in Row (9)– Reporting persons beneficially own approximately 94.2% of the Series A Common Shares of the Issuer, representing approximately 10.6% of the Issuer's outstanding classes of Common Stock and 52.7% of the Issuer's voting power in matters other than the election of directors.[1] The holders of Series A Common Shares (together with holders of outstanding Preferred Shares) are entitled to elect eight of the twelve directors of the Issuer.

12.	Type of Reporting Person* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
[1] Based on 52,075,225 TDS Common Shares, 6,601,674 Series A Common Shares and 69,539 Preferred Shares issued and outstanding on December 31, 2002

Schedule 13G Issuer: Telephone and Data Systems, Inc. Page 3 of 5

Item 1.	(a)	Name of Issuer:

Telephone and Data Systems, Inc.

(b)	Address of Issuer's Principal Executive Offices:

30 North LaSalle Street Suite 4000 Chicago, Illinois 60602

Item 2.	(a)	Name of Person Filing:

The Trustees of the Voting Trust under Agreement dated June 30, 1989: LeRoy T. Carlson, Jr. Walter C.D. Carlson Letitia G.C. Carlson Prudence E. Carlson

(b)	Address of Principal Business Office or, if None, Residence:

c/o Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602

(c)	Citizenship:

See cover page, item 4

(d)	Title of Class of Securities:

Common Shares, $0.01 par value

(e)	CUSIP Number:

879433100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See cover page, item 6

(b)	Percent of Class:

See cover page, item 11

Schedule 13G Issuer: Telephone and Data Systems, Inc. Page 4 of 5

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Not Applicable

(ii)	Shared power to vote or to direct the vote:

See cover page, item 6

(iii)	Sole power to dispose or to direct the disposition of:

Not Applicable

(iv)	Shared power to dispose or to direct the disposition of:

Not Applicable

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

(i)	Identification:

The Trustees of the Voting Trust under Agreement dated June 30, 1989: LeRoy T. Carlson, Jr. Walter C.D. Carlson Letitia G.C. Carlson Prudence E. Carlson

(ii)	Classification:

None of the members of the group is a person identified under Item 3 of Schedule 13G

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

Not Applicable

Schedule 13G
Issuer: Telephone and Data Systems, Inc.

SIGNATURE

                      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2003	TRUSTEES OF THE VOTING TRUST UNDER AGREEMENT DATED JUNE 30, 1989

/s/ Walter C.D. Carlson* Walter C.D. Carlson

/s/ Letitia G.C. Carlson* Letitia G.C. Carlson

/s/ Prudence E. Carlson* Prudence E. Carlson

/s/ LeRoy T. Carlson, Jr LeRoy T. Carlson, Jr

*By: /s/ LeRoy T. Carlson, Jr. LeRoy T. Carlson, Jr. Attorney-in-Fact for above Trustees*

*Pursuant to previously filed Joint Filing Agreement and Power of Attorney

Signature Page to Amendment No. 9 to the Amended and Restated Schedule 13G relating to the direct beneficial ownership in the Common Shares of Telephone and Data Systems, Inc. by the Voting Trust.